X3 Holdings Co., Ltd.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

March 4, 2025

V IA EDGAR

Ms. Marion Graham

Mr. Matthew Derby

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	X3 Holdings Co., Ltd.

Amendment No. 3 to Registration Statement on Form F-3

Filed February 18, 2025

File No. 333-279954

Dear Ms. Marion Graham and Mr. Matthew Derby:

X3 Holdings Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 28, 2025, regarding the Company’s Amendment No. 3 to Registration Statement on Form F-3. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 4 to Registration Statement on Form F-3 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, we have included the Staff’s comment in bold, and the Company’s response is set forth immediately below the comment.

Amendment No. 3 to Registration Statement on Form F-3

Amendment No. 3 to Registration Statement on Form F-3

About this Prospectus, page ii

1.	We note the statement that “You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference (as our business, financial condition, results of operations and prospects may have changed since that date), even though this prospectus, any applicable prospectus supplement is delivered or securities are sold on a later date.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law and acknowledge that you are responsible for updating the prospectus and prospectus supplement to contain all material information.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page ii of the prospectus included in the Amended Registration Statement in response to the Staff’s comment.

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We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Kelvin Chan at kelvinchan@x3holdings.com or by telephone at +86 132-2977-6627.

Very truly yours,

/s/ Stewart Lor
Stewart Lor
Chief Executive Officer